Exhibit 3.1

EIGHTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SUNESIS PHARMACEUTICALS INCORPORATED

Daniel N. Swisher, Jr. and Daryl B. Winter, hereby certify that:

ONE:      The original name of this company was Mosaic Pharmaceuticals, Inc., and the date of filing the original Certificate of Incorporation of this company with the Secretary of State of the State of Delaware was February 10, 1998.

TWO:    They are the Chief Executive Officer and the Secretary, respectively, of Sunesis Pharmaceuticals Incorporated, a Delaware corporation (the “Corporation”).

THREE: The Certificate of Incorporation of this Corporation is hereby amended and restated to read as follows:

ARTICLE I

The name of the Corporation is Sunesis Pharmaceuticals, Inc.

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801.  The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE IV

A.            Classes of Stock.  The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares that the Corporation is authorized to issue is 148,582,000 each with a par value of $0.0001 per share.  110,000,000 shall be Common Stock and 38,582,000 are designated shares of Preferred Stock (“Preferred Stock”), which collectively refers to all existing series of Preferred Stock as well as any series of Preferred Stock authorized subsequent to this amendment, of which 8,682,000 shares are designated Series A Preferred Stock (“Series A Preferred Stock”) 10,600,000 shares are designated Series B Preferred Stock (“Series B Preferred Stock”), 13,250,000 shares are designated Series C Preferred Stock (“Series C Preferred Stock”), 1,250,000 shares are designated Series C-1 Preferred Stock (“Series C-1 Preferred Stock”) and 4,800,000 shares are designated Series C-2 Preferred Stock (“Series C-2 Preferred Stock”).

B.            Rights, Preferences, Privileges and Restrictions of Common Stock and Preferred Stock.  The rights, preferences, privileges and restrictions granted to or imposed upon the Common Stock and the Preferred Stock are as follows:

1.             Dividends.  The holders of Preferred Stock shall be entitled to receive dividends at the rate of eight percent per annum of their respective liquidation preferences per share, or, if greater (as determined on a per annum basis and on an as converted basis of the Preferred Stock), an amount equal to that paid on any other outstanding shares of this Corporation, payable out of funds legally available therefor.  Such dividends shall be payable when, as, and if declared by the Board of Directors, acting in its sole discretion, and the holders of Series B Preferred Stock, Series C Preferred Stock,  Series C-1 Preferred Stock and Series C-2 Preferred Stock shall be entitled to receive any dividends on a pari passu basis with the Series A Preferred Stock.  The right to receive dividends shall not be cumulative, and no right shall accrue to holders of any shares by reason of the fact that dividends on such shares are not declared and paid in any prior year.  No dividend shall be paid or declared and set aside in any period with respect to any series of Preferred Stock unless and until a dividend has been paid or declared and set apart for payment in such year with respect to each other series of Preferred Stock, ratably in proportion to the annual dividend rate stated above.  No dividend shall be paid to the holders of Preferred Stock (except dividends payable solely in Common Stock of the Corporation) in any year unless dividends are paid or declared and set apart for payment in such year with respect to all outstanding shares of Preferred Stock in an amount equal to the annual dividend rate stated above.  No dividend shall be paid to the holders of Common Stock (except dividends payable solely in Common Stock of the Corporation) in any year unless dividends are paid or declared and set apart for payment in such year with respect to all outstanding shares of Preferred Stock in an amount equal to the annual dividend rate stated above.  After the payment of dividends at the annual rates set forth above, any additional dividends declared shall be distributed to the holders of Common Stock.

2.             Liquidation.

a.             Preference.  In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock shall be entitled to receive, pari passu with each other, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount of $1.00, $2.60, $4.80, $4.80 and $4.80 per share, respectively (in each case as appropriately increased for combinations and reverse stock splits of the Preferred Stock and appropriately decreased for stock splits of the Preferred Stock), for each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock or Series C-2 Preferred Stock then held by them, plus declared but unpaid dividends on the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock, respectively (the “Liquidation Preference”).  If the assets and funds thus distributed among the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock are insufficient to permit the payment to such holders of their Liquidation Preference, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of Preferred Stock in proportion to the Liquidation Preference each such Holder is otherwise entitled to receive.

b.             Remaining Assets. Upon the completion of the distribution required by Section 2(a) above, all remaining assets thereafter available for distribution to stockholders shall be divided among the holders of Common Stock and Preferred Stock (on an as converted basis at their respective conversion rates then in effect) pari passu until the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock have received an aggregate of $3.00, $4.60, $8.49, $8.49 and $8.49 per share, respectively (in each case as appropriately increased for combinations and reverse stock splits of the Preferred Stock and appropriately decreased for stock splits of the Preferred Stock), (including amounts paid pursuant to Section 2(a) above); thereafter, if assets remain in the Corporation, the holders of the Common Stock of the Corporation shall receive all of the remaining assets of the Corporation pro rata based on the number of shares of Common Stock held by each.

c.           Reorganization or Merger.  A reorganization or merger of the Corporation with or into any other corporation or entity, or a sale of all or substantially all of the assets of the Corporation, in which transaction the Corporation’s stockholders immediately prior to such transaction own immediately after such transaction less than 50% of the equity securities of the surviving corporation or its parent, shall be deemed to be a liquidation within the meaning of this Section 2, unless holders of at least a majority of the Preferred Stock agree to waive such characterization; provided, that such waiver shall not be effective as to the Series C Preferred Stock unless holders of at least a majority of the Series C Preferred Stock agree to waive such characterization; and provided further, that this Section 2(c) shall not apply to a reorganization or merger effected exclusively for the purpose of changing the domicile of the Corporation.

d.             Non-Cash Consideration.  If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value, as determined by the Board of Directors in good faith.  Any securities shall be valued as follows:

(i)  Securities not subject to investment letter or other similar restrictions on free marketability:

(A)  If traded on a securities exchange or the Nasdaq Stock Market, the value shall be deemed to be the volume weighted average of the closing prices of the securities on such exchange over the 30-day trading period ending three days prior to the closing;

(B) If actively traded over-the-counter, the value shall be deemed to be the volume weighted average of the closing bid or sale prices (whichever is applicable) over the thirty-day trading period ending three days prior to the closing; and

(C) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Board of Directors and the holders of at least a majority of the voting power of all then outstanding shares of Preferred Stock.

(ii)  The valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be reduced by an appropriate discount from the market value determined as above in Section 2(d) to reflect the approximate fair market value thereof, as mutually determined by the Board of Directors and the holders of at least a majority of the voting power of all then outstanding shares of Preferred Stock.

e.             Notice of Transaction.  The Corporation shall give each holder of record of Preferred Stock written notice of such impending transaction not later than ten days prior to the stockholders’ meeting called to approve such transaction, or ten days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction.  The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes.  The transaction shall in no event take place sooner than 20 days after the Corporation has given the first notice provided for herein or sooner than 20 days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of all holders of Preferred Stock that are entitled to such notice rights or similar notice rights and that represent at least a majority of the voting power of all then outstanding shares of such Preferred Stock.

f.              Effect of Noncompliance.  In the event the requirements of Sections 2(c) and 2(e) are not complied with, the Corporation shall forthwith either cause the closing of the transaction to be postponed until such requirements have been complied with, or cancel such transaction as ultra virés, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section 2(e) hereof.

3.             Redemption.  The Preferred Stock is not redeemable.

4.             Conversion.  The holders of Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

a.             Right to Convert.  Subject to the provisions of Section 4(c), each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time into such number of fully paid and nonassessable shares of Common Stock at an initial conversion ratio as is determined by dividing its applicable Liquidation Preference by the Conversion Price (as defined below) in effect at the time of conversion.  The Conversion Price for the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock shall initially be $1.00, $2.60, $4.80, $4.80 and $4.80 respectively (in each case as appropriately increased for combinations and reverse stock splits of the Preferred Stock and appropriately decreased for stock splits of the Preferred Stock), subject to adjustment as provided below.  The number of shares of Common Stock into which a share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock or Series C-2 Preferred Stock is convertible is hereinafter referred to as the “Conversion Rate” of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock or Series C-2 Preferred Stock, as appropriate.

b.             Automatic Conversion.  Each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2

Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Rate, after giving effect to any adjustments in the Conversion Price as a result of Section 4(d)(ii), immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 (the “Securities Act”) pursuant to which the Corporation issues and sells shares of Common Stock for the account of the Corporation to the public (excluding the over-allotment shares, the “IPO Stock”) with a public offering price (as set forth on the front cover of the final prospectus relating to such offering, before giving effect to underwriting discounts and commissions and other expenses (the “IPO Price Per Share”)), that (x) implies a Pre-Money Valuation (as defined below) of not less than $150.0 million and (y) results in aggregate cash proceeds to the Corporation of not less than $40,000,000 (net of underwriting discounts and commissions and other expenses) (the “IPO Proceeds”) (such a public offering being a “Qualified IPO”) or (ii) upon the vote by holders of at least 85% of the then outstanding Preferred Stock, voting as a class.  “Pre-Money Valuation” shall be the product of the IPO Price Per Share multiplied by the number of shares of Common Stock outstanding immediately prior to the issuance of the IPO Stock, after giving effect to any adjustments in the Conversion Price as a result of Section 4(d)(ii) and assuming the exercise of all outstanding options and warrants and the conversion of all shares of Preferred Stock into Common Stock.

c.             Mechanics of Conversion.  Before any holder of Preferred Stock shall be entitled to convert the same into shares of Common Stock, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued.  The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of such series of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date.  If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

d.             Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations.  The Conversion Price of Preferred Stock shall be subject to adjustment from time to time as follows:

(i)            Issuance of Additional Stock (other than IPO Stock for which adjustment is made pursuant to Section 4(d)(ii)) below Purchase Price.  If the Corporation shall issue, after the date upon which any shares of a series of Preferred Stock were first issued (the “Purchase Date” with respect to such series), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for such series in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Section 4(d)(i), unless otherwise provided in this Section 4(d)(i).

(A)          Adjustment Formula.  Whenever the Conversion Price is adjusted pursuant to this Section 4(d)(i), the new Conversion Price shall be determined by multiplying the Conversion Price then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including, for the purposes of this calculation only, the number of shares of Common Stock issuable upon conversion of all shares of Preferred Stock outstanding or underlying unexercised warrants to purchase any Preferred Stock and the options or rights to acquire Common Stock reserved for issuance, or issued, pursuant to any stock plans or arrangements with officers, directors or employees of the Corporation, the “Outstanding Common”) plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock.  For purposes of the foregoing calculation, the term “Outstanding Common” shall include shares of Common Stock deemed issued pursuant to Section 4(d)(i)(E) below, but only to the extent the consideration to be paid upon such exercise, conversion or exchange per share of underlying Common Stock is less than or equal to the per share consideration for the Additional Stock that has given rise to the Conversion Price adjustment being calculated.

(B)           “Additional Stock” shall mean all shares of Common Stock issued (or, pursuant to Section 4(d)(i)(E), deemed to be issued) by the Corporation, other than:

i)              shares of Common Stock issued pursuant to a transaction described in Section 4(d)(iii) hereof;

ii)             shares of Common Stock (or related options) reserved for issuance to employees, officers, directors, consultants, or other persons performing services for the Corporation (including, but not by way of limitation, distributors and sales representatives) pursuant to any stock offering, plan, or arrangement approved by the Board of Directors;

iii)            shares of the Corporation’s capital stock or options or warrants to purchase shares of the Corporation’s capital stock issued to financial institutions in connection with the extension of credit to the Corporation, to lessors in connection with the lease of equipment, commercial credit arrangements, equipment financings or other similar transactions approved by the Board of Directors;

iv)           shares of the Corporation’s capital stock or warrants or options to purchase the Corporation’s capital stock issued in connection with bona fide acquisitions, mergers, technology licenses or purchases, sponsored research, corporate partnering agreements, and other similar transactions approved by the Board of Directors;

v)            shares of the Common Stock or Preferred Stock issuable upon exercise of warrants outstanding as of the date of this Eighth Amended and Restated Certificate of Incorporation;

vi)           shares issued in connection with a public offering in which all shares of Preferred Stock are converted into Common Stock (provided that the Conversion Price is subject to adjustment as set forth in Section 4(d)(ii)); or

vii)          shares of Common Stock issued or issuable upon conversion of the Preferred Stock.

(C)           No Fractional Adjustments.  No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one cent per share, provided that any adjustments that are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(D)          Determination of Consideration.  In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.  In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined in good faith by the Board of Directors irrespective of any accounting treatment.

(E)           Deemed Issuances of Common Stock.  In the case of the issuance (whether before, on or after the applicable Purchase Date) of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of Section 4(d)(i):

i)              The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Section 4(d)(i)(D)), if any, received by the Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

ii)             The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Section 4(d)(i)(D)).

iii)            In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Conversion Price of the Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

iv)           Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of the Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities which remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

v)            The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Sections 4(d)(i)(E)(i) and 4(d)(i)(E)(ii) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 4(d)(i)(E)(iii) or 4(d)(i)(E)(iv).

(F)           No Increased Conversion Price.  Notwithstanding any other provisions of this Section 4(d)(i), except to the limited extent provided for in Sections 4(d)(i)(E)(iii) and 4(d)(i)(E)(iv), no adjustment of the Conversion Price pursuant to this Section 4(d)(i)

shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(ii)           Issuance of IPO Stock below Purchase Price.  If the Corporation shall issue IPO Stock at an IPO Price Per Share less than the Conversion Price for such series in effect on the business day prior to the issuance of such IPO Stock, then (i) the Conversion Price for the Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock in effect on the business day prior to the date of such issuance shall automatically be adjusted, effective immediately prior to the conversion of the Preferred Stock into Common Stock, as set forth in Section 4(d)(ii)(A), (ii) the Conversion Price for the Series B Preferred Stock in effect on the business day prior to the date of such issuance shall automatically be adjusted, effective immediately prior to the conversion of the Preferred Stock into Common Stock, as set forth in Section 4(d)(ii)(B) and (iii) the Conversion Price for the Series A Preferred Stock in effect on the business day prior to the issuance of the IPO Stock shall not be adjusted in connection with the issuance of the IPO Stock.

(A)          Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock.

i)              Pre-Money Valuation Equal to or Greater than $175.0 Million.  If the IPO Price Per Share of IPO Stock implies a Pre-Money Valuation equal to or greater than $175.0 million, then the Conversion Price of the Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock shall be reduced, immediately prior to the conversion of such series of Preferred Stock into Common Stock, to a price equal to the IPO Price Per Share.

ii)             Pre-Money Valuation Less than $175.0 Million.  If the IPO Price Per Share of IPO Stock implies a Pre-Money Valuation less than $175.0 million, then (a) the Conversion Price of the Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock shall first be reduced to a price that would be equal to the IPO Price Per Share if the Pre-Money Valuation were equal to $175.0 million (the “Series C Adjusted Conversion Price”) and (b) the Series C Adjusted Conversion Price shall then further be adjusted by multiplying the Series C Adjusted Conversion Price by a fraction, (x) the numerator of which shall be the number of shares of Pre-IPO Common Stock Outstanding (as defined below) plus the number of shares of Common Stock that the IPO Proceeds (excluding over-allotment shares and before deducting any underwriting discounts or commissions) would purchase at the Series C Adjusted Conversion Price; and (y) the denominator of which shall be the number of shares of Pre-IPO Common Stock Outstanding plus the number of shares of IPO Stock.  “Pre-IPO Common Stock Outstanding” shall mean the number of shares of Common Stock outstanding on the business day immediately preceding the date of issuance of the IPO Stock, assuming the exercise of all outstanding warrants to purchase any Preferred Stock and the exercise of any options or rights to acquire Common Stock reserved for issuance as of the date of filing of this certificate of incorporation pursuant to any stock plans or arrangements with officers, directors or employees of the Corporation and the conversion of all shares of Preferred Stock into Common Stock at the Conversion Price in effect on the business day immediately preceding the date of issuance of the IPO Stock; provided that for the avoidance of doubt all such amounts of Pre-IPO Common Stock Outstanding shall be calculated without regard to any adjustments made pursuant to this Section 4(d)(ii)(A)(ii)(b) or 4(d)(ii)(B).

(B)           Series B Preferred Stock.  If the IPO Price Per Share of IPO Stock is less then the Conversion Price of the Series B Preferred Stock in effect on the business day immediately preceding the date of issuance of IPO Stock, then the Series B Conversion Price shall be adjusted by multiplying the Series B Conversion Price in effect on the business day immediately preceding the date of issuance of IPO Stock by a fraction, (x) the numerator of which shall be the number of shares of Pre-IPO Common Stock Outstanding plus the number of shares of Common Stock that the IPO Proceeds (excluding over-allotment shares before deducting any underwriting discounts or commissions) would purchase at the Series B Conversion Price in effect on the business day immediately preceding the date of issuance of IPO Stock; and (y) the denominator of which shall be the number of shares of Pre-IPO Common Stock Outstanding plus the number of shares of IPO Stock.

(C)           No Fractional Adjustments.  No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one cent per share.

(D)          No Increased Conversion Price.  Notwithstanding any other provisions of this Section 4(d)(ii), no adjustment of the Conversion Price pursuant to this Section 4(d)(ii) shall have the effect of increasing the Conversion Price above the Conversion Price in effect on the business day immediately prior to such adjustment.

(iii)          Stock Splits and Dividends.  In the event the Corporation should at any time or from time to time after the Purchase Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock without a corresponding split or subdivision of the Preferred Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as “Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 4(d)(i)(E).

(iv)          Reverse Stock Splits.  If the number of shares of Common Stock outstanding at any time after the Purchase Date is decreased by a combination of the outstanding shares of Common Stock without a corresponding combination of the Preferred Stock, then, following the record date of such combination, the Conversion Price for the Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

e.             Other Distributions.  In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(ii), then, in each such case for the purpose of this Section 4(e), the holders of Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

f.              Recapitalizations.  If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

g.             No Impairment.  The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Preferred Stock against impairment.

h.             No Fractional Shares and Certificate as to Adjustments.

(i)            No fractional shares shall be issued upon the conversion of any share or shares of  Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded to the nearest whole share.  The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(ii)           Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth

(A) such adjustment and readjustment, (B) the Conversion Price for the Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of the Preferred Stock.

i.              Notices of Record Date.  In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

j.              Reservation of Stock Issuable upon Conversion.  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Eighth Amended and Restated Certificate of Incorporation.

k.             Notices.  Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock shall be deemed given three days after deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

l.              Waiver of Anti-Dilution Provisions.  Notwithstanding anything herein to the contrary, the operation of, and any adjustment of the Conversion Prices pursuant to, the provisions of subsection 4(d) may be waived with respect to any specific share or shares of  Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock or Series C-2 Preferred Stock, either prospectively or retroactively and either generally or in a particular instance by a writing executed by the registered holder of such share or shares.  Any waiver pursuant to this subsection 4(l) shall bind all future holders of the shares of such series of Preferred Stock for which rights have been waived.  In the event that a waiver of adjustment of Conversion Price under this subsection 4(l) results in different Conversion Prices for shares of a series of  Preferred Stock, the Secretary of this Corporation shall maintain a written ledger identifying the Conversion Price for each share of such series of Preferred Stock.  Such information shall be made available to any shareholder of the Corporation upon request.

5.             Voting Rights.

a.             Generally.  The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, and, except as to the election of directors as set forth in Section 5(b), shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote.  Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

b.             Election of Directors.

(i)            Common Stock.  The holders of the then outstanding shares of Common Stock, voting as a separate class, shall be entitled to elect two members of the Corporation’s Board of Directors.

(ii)           Series A Preferred Stock and Series B Preferred Stock. So long as at least an aggregate of 2,000,000 shares of Series A Preferred Stock and Series B Preferred Stock are outstanding (as adjusted for stock splits, stock dividends and recapitalizations), the combined holders of the then outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a separate class, shall be entitled to elect four members of the Corporation’s Board of Directors; provided that as long as at least 2,000,000 shares of Series B Preferred Stock are outstanding, at least one of such members shall be elected by the holders of the then outstanding shares of Series B Preferred Stock, voting as a separate class.

(iii)          Series C Preferred Stock.  The holders of Series C Preferred Stock shall have the right to elect one member of the Corporation’s Board of Directors.

(iv)          Remaining Director Positions.  The remaining members of the Corporation’s board of directors, if any, shall be elected by a vote of a majority of the outstanding shares of Preferred Stock and Common Stock voting as a single class on an as converted basis.

Subject to Section 141 of the General Corporation Law of the State of Delaware, any director who shall have been elected by a specified group of shareholders may be removed during the aforesaid term of office, either with or without cause, by, and only by, the affirmative vote of the holders of a majority of the shares of such specified group, given at a special meeting of such shareholders duly called or by an action by written consent for that purpose.  Any vacancy in the Board of Directors caused by the removal, resignation or death of any such director who shall have been elected by a specified group of shareholders or the declaration by the Board of Directors that the office of such director is vacant because such director has been declared of unsound mind by a court or convicted of a felony may be filled by, and only by, the vote of the holders of a majority of the shares of such specified group given at a special meeting of such shareholders or by an action by written consent.

6.             Protective Provisions.  So long as at least 2,000,000 shares of Preferred Stock are outstanding (as adjusted for stock splits, stock dividends or recapitalizations), the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a class:

a.             effect a merger or reorganization transaction described in Section 2(c) above;

b.             take any action that adversely alters or changes the rights, preferences or privileges of the Preferred Stock; provided, however, that the consent of a majority of the holders of any outstanding series of Preferred Stock shall be required for any action that (i) adversely affects the rights, preferences or privileges of that series of Preferred Stock in a manner different from other Preferred Stock or (ii) creates or is likely to create a conflict of interest between any series of Preferred Stock and any other series of Preferred Stock; provided, however, that for purposes of this Section 6(b), a Qualified IPO shall neither create nor be likely to create a conflict of interest between such series of Preferred Stock and any other series of Preferred Stock;

c.             increase or decrease (other than by redemption or conversion) the total number of authorized shares of Preferred Stock;

d.             authorize or issue, or obligate itself to issue, any other equity security, including any other security convertible into or exercisable for any equity security, having a preference over, or being on a parity with, the Preferred Stock with respect to voting, dividends, conversion or upon liquidation;

e.             redeem, purchase or otherwise acquire (or pay into or set funds aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, or through the exercise of any right of first refusal;

f.              reclassify or recapitalize the capital stock of the Corporation;

g.             voluntarily dissolve or liquidate the Corporation, or voluntarily file a petition in bankruptcy on behalf of the Corporation, or change the size of the Corporation’s board of directors.

7.             Status of Converted Stock.  In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation.  The Certificate of Incorporation of the Corporation shall be appropriately amended to effect the corresponding reduction in the Corporation’s authorized capital stock.

C.            Common Stock.

1.             Dividend Rights.  Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2.             Liquidation Rights.  Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV (B).

3.             Redemption.  The Common Stock is not redeemable.

4.             Voting Rights.  The holder of each share of Common Stock shall have the right to one vote, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE V

The Board of Directors of the Corporation is expressly authorized to make, alter or repeal the Bylaws of the Corporation.

ARTICLE VI

Election of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

A.            To the maximum extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

B.            The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

C.            Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation’s Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

* * * *

FOUR:   This Eighth Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Corporation.

FIVE:      This Eighth Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the DGCL by the Board of Directors and the stockholders of the Corporation.  The total number of outstanding shares entitled to vote or act by written consent was                     shares of Common Stock and                      shares of Preferred Stock.  A majority of the outstanding stock entitled to vote or act by written consent and a majority of the outstanding stock of each class and series entitled to vote or act by written consent as a class or series approved this Eighth Amended and Restated Certificate of Incorporation by written consent in accordance with Section 228 of the DGCL and written notice of such was given by the Corporation in accordance with said Section 228.

IN WITNESS WHEREOF, the undersigned have executed this Eighth Amended and Restated Certificate of Incorporation on this 23rd day of December 2004.

By	/s/ Daniel N. Swisher, Jr.
Name:	Daniel N. Swisher, Jr.
Title:	Chief Executive Officer

By	/s/ Daryl B. Winter
Name:	Daryl B. Winter
Title:	Secretary